FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4
to
ANNUAL REPORT
of
PROVINCE OF MANITOBA
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2009
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIEL SULLIVAN
JOHN MCNAB
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022
Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	HUGH ELIASSON Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

TABLE OF CONTENTS

SIGNATURE
EXHIBIT INDEX
Underwriting Agreement
Fiscal Agency Agreement
Form of Debenture
Opinion of the Director of Civil Legal Services
List of Names Underwriters
Itemized List of Expenses

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2009 as set forth in the pages attached hereto:

Exhibit 1.1	Underwriting Agreement, dated May 19, 2010, relating to the Province’s 2.625% Global Debentures Series FQ due July 15, 2015 (the “Debentures”);

Exhibit 4.1	Fiscal Agency Agreement, dated as of May 26, 2010, relating to the Debentures;

Exhibit 4.2	Form of Debenture;

Exhibit 5.1	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including Order-in-Council attached as annex thereto);

Exhibit 99.1	List of Names of Underwriters; and

Exhibit 99.2	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on June 2, 2010.

Province of Manitoba
By:	/s/ Garry Steski
Garry Steski

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Underwriting Agreement, dated May 19, 2010, relating to the Province’s 2.625% Global Debentures Series FQ due July 15, 2015 (the “Debentures”)

4.1	Fiscal Agency Agreement, dated as of May 26, 2010, relating to the Debentures

4.2	Form of Debenture

5.1	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including Order-in-Council attached as annex thereto)

99.1	List of Names of Underwriters

99.2	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures